UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                       AMERICAN LOCKER GROUP INCORPORATED
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                                (Name of Issuer)

                          Common Stock $1.00 par value
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                         (Title of Class of Securities)

                                    027284108
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                                 (CUSIP Number)

  Charles E. Harris, 1500 Oliver Building, Pittsburgh, PA 15222, 412-355-6730
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 8, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 027284108

1)   NAME OF REPORTING PERSON                          Estate of Harold J.
                                                       Ruttenberg
     S.S. OR I.R.S. IDENTIFICATION NO. OF              25-6580820
     ABOVE PERSON

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF          Not Applicable
     A GROUP*
     (a)      [   ]
     (b)      [   ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                   Not Applicable

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[   ]   Not Applicable

6)   CITIZENSHIP OR PLACE OF ORGANIZATION              United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     7)    SOLE VOTING POWER                           458,996 See Items 2 and 5

     8)    SHARED VOTING POWER                         0

     9)    SOLE DISPOSITIVE POWER                      458,996 See Items 2 and 5

    10)    SHARED DISPOSITIVE POWER                    0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                              458,996 See Items 2 and 5

12) CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                  22.25% See Items 2 and 5

14) TYPE OF REPORTING PERSON                            Estate

                        STATEMENT OF INFORMATION REQUIRED
                         PURSUANT TO SECTION 13(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------

ITEM 1.       Security and Issuer

              The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, Jamestown, New York 14702.

ITEM 2.       Identity and Background

              This statement is filed by Estate of Harold J. Ruttenberg, whose business address is c/o Ellen Rabin, 806 Riverview Road, Lemoyne, Pennsylvania 17043.

              Principal Occupation:
                  Not Applicable

              During the last five (5) years, the Estate:

              (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

              (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              A separate Form 13(d)(1) filing has been made by Mrs. Katherine M. Ruttenberg in her individual capacity with respect to ALGI common shares owned by her in her individual capacity.

ITEM 3. Source and Amount of Funds or other Consideration

        Not Applicable.

ITEM 4. Purpose of Transaction

        The purpose of the transaction was to gain liquidity to allow payment of taxes by the Estate.

ITEM 5. Interest in Securities of the Issuer

        On December 8, 2000, the Estate sold 10,000 shares of ALGI common stock to ALGI for $6.00 per share, or $60,000 in the aggregate.

        The Estate of Harold J. Ruttenberg beneficially owns 458,996 shares of ALGI Common Stock.

        Except as set forth above, no transactions in ALGI Common Stock have have been effected by the Estate of Mr. Ruttenberg during the last 60 days.

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Estate of Harold J. Ruttenberg and any other person with respect to securities of ALGI.

ITEM 7. Material to be Filed as Exhibits

        None.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  December 16, 2000                 Estate of Harold J. Ruttenberg


                                         By:  /s/ Katherine M. Ruttenberg
                                            ------------------------------------
                                            Katherine M. Ruttenberg
                                            Title:   Executrix


                                         By:  /s/ Ellen Rabin
                                            ------------------------------------
                                            Ellen Rabin
                                            Title:   Executrix